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SEC Mail Processing Section

FEB 23 2015

Washington DC 404

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 53635 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 North Quail Hollow Road, Suite 400
(No. and Street)

| Memphis | TN | 38120 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Vincent — 901-328-4814 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

| 1661 Aaron Brenner Drive, Suite 300 | Memphis | TN | 38120 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/24/15

## OATH OR AFFIRMATION

I, Christie Michelle Vincent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA R MARTIN STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY
My Comm. Expires October 30, 2016

Christie Michelle Vincent
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

## Report of Independent Registered Public Accounting Firm

To the Members
of The Securities Group, LLC

We have audited the accompanying financial statements of The Securities Group, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income(loss) and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Securities Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Securities Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information on Schedules I to III have been subjected to audit procedures performed in conjunction with the audit of The Securities Group, LLC's financial statements. The supplemental information is the responsibility of The Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in

the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 19, 2015

## THE SECURITIES GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2014

| | | |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ | 87,632 |
| Prepaid expenses | | 3,268 |
| Total Current Assets | | 90,900 |
| Property and Equipment: | | |
| Office furnishings and equipment | | 26,313 |
| Less: accumulated depreciation | | (25,623) |
| Total Property and Equipment | | 690 |
| **Total Assets** | **$** | **91,590** |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ | 7,866 |
| Due to related party | | 2,173 |
| Total Current Liabilities | | 10,039 |
| Members' equity: | | 81,551 |
| **Total Liabilites & Members' Equity** | **$** | **91,590** |

The accompanying notes are an integral part of these financial statements.

## THE SECURITIES GROUP, LLC

## STATEMENTS OF INCOME(LOSS) AND CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 176,950 |
| Interest income | | 12 |
| Total Revenues | | 176,962 |
| **Expenses:** | | |
| Administative fees | | 10,501 |
| Automobile | | 2,590 |
| Computer & networking | | 19,769 |
| Commissions | | 109,500 |
| Depreciation | | 1,734 |
| Guaranteed payments to members | | 18,500 |
| Insurance | | 833 |
| Taxes and licenses | | 15,655 |
| Postage and delivery | | 1,250 |
| Legal and professional | | 14,921 |
| Rent | | 6,000 |
| Telephone | | 2,013 |
| Travel and entertainment | | 701 |
| Miscellaneous | | 918 |
| Total Expenses | | 204,885 |
| **Net Loss** | | **(27,923)** |
| Members' equity, beginning of year | | 109,474 |
| **Members' equity, end of year** | **$** | **81,551** |

The accompanying notes are an integral part of these financial statements.

**THE SECURITIES GROUP, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2014**

| | |
|---|---|
| Cash Flows Provided By (Used For) Operating Activities: | |
| Net Loss | $ (27,923) |
| Adjustment to Reconcile Net Loss to Net Cash: | |
| Provided By (Used for) Operating Activities: | |
| Depreciation | 1,734 |
| Change in Operating Assets and Liablities: | |
| Increase (Decrease) in Cash and cash equivalents: | |
| Accounts receivable | 40,000 |
| Prepaid expenses | (13) |
| Accounts payable | 6,211 |
| Due to related party | 1,183 |
| Total adjustments | 49,115 |
| Net cash provided by operating activities | 21,192 |
| Cash and cash equivalents at beginning of year | 66,440 |
| **Cash and cash equivalents at end of year** | **$ 87,632** |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001 and is a registered securities broker and dealer operating in the United States of America. The company was organized to sell healthcare securities and shall have a perpetual existence unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000.

Three customers accounted for 86% of the Company's commission revenues for the year ended December 31, 2014.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight line method over the estimated useful lives of 3 to 5 years.

Income Taxes

No provision has been made for income taxes since the results of operations are included in the tax returns of the members. The Company files partnership returns in the U.S. Federal and State of Tennessee jurisdictions. The federal and state returns for tax years 2011 and beyond remain subject to examination by the taxing authorities.

Date of Management's Review

The Company evaluated its December 31, 2014 financial statements for subsequent events through February 19, 2015, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

**NOTE 2 – RELATED PARTY TRANSACTIONS**

The company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2014 was $6,000. The company also makes monthly payments to this related company for accounting and administrative services which totaled $10,501 for the year and had a related party payable of $2,173 for the services and rent at year end.

**NOTE 3 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $77,255, which was $72,255 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 14%.

**NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

**NOTE 5 – RETIREMENT PLAN**

The Company sponsors a Simplified Employee Pension Plan under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The company did not make any contributions to the plan for the year ended December 31, 2014.

## SUPPLEMENTARY INFORMATION

## THE SECURITIES GROUP, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## AS OF DECEMBER 31, 2014

| | | | | |
|---|---|---|---|---|
| Total Members' Equity | | | $ | 81,551 |
| Deductions: Non-allowable assets | | | | |
| Prepaid expenses | $ | 3,268 | | |
| Property and Equipment, net | | 690 | | |
| Haircut amount on CD | | 338 | | (4,296) |
| Net Capital | | | | 77,255 |
| Less: minimum dollars net capital requirement | | | | (5,000) |
| Excess Net Capital | | | $ | 72,255 |
| Total Aggregate Indebtedness | | | $ | 10,039 |
| Percentage of Aggregate Indebtedness to Net Capital | | | | 14% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | 0% |

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014):

| | | |
|---|---|---|
| Excess net capital, as reported in Company's Part II unaudited Focus Report | $ | 72,255 |
| Net audit adjustments | | - |
| Net Capital per above | $ | 72,255 |

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

## THE SECURITIES GROUP, LLC

## SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

## AS OF DECEMBER 31, 2014

**EXEMPTION PROVISIONS:**

The Securities Group, LLC has claimed an exemption from Rule 15c3-3 under section (k)(2)(i) in which the Company's business is limited to a business brokerage only selling healthcare securities. As such, the Company maintains no security accounts for any of its customers and never has custody of its customers' funds and/or securities.

## THE SECURITIES GROUP, LLC

### SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

### AS OF DECEMBER 31, 2014

---

**EXEMPTION PROVISIONS:**

The Securities Group, LLC has claimed an exemption from Rule 15c3-3 under section (k)(2)(i) in which the Company's business is limited to a business brokerage only selling healthcare securities. As such, the Company maintains no security accounts for any of its customers and never has custody of its customers' funds and/or securities.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

## Report of Independent Registered Public Accounting Firm

To the Members
of The Securities Group, LLC

We have reviewed management's statements, included in the accompanying The Securities Group, LLC's Exemption Report, in which (1) The Securities Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) (the "exemption provisions") and (2) The Securities Group, LLC stated that The Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Securities Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 19, 2015

**THE SECURITIES GROUP, LLC**

**EXEMPTION REPORT**

**AS OF DECEMBER 31, 2014**

---

The Securities Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i):

- The Securities Group, LLC maintains no security accounts for any of its customers and never has custody of its customers' funds and/or securities.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31, 2014.

I, Christie Michelle Vincent, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Christie Michelle Vincent

**Christie Michelle Vincent**
**President**
**The Securities Group, LLC**